Filed by Mountain Lake Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mountain Lake Acquisition Corp.

Commission File 001-42436

Avalanche Treasury Corporation

Date: November 20, 2025

As previously disclosed, on October 1, 2025, Mountain Lake Acquisition Corp., a Cayman Islands exempt company (“Mountain Lake” or “SPAC”), and Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), issued a press release announcing that they had entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 1, 2025, with Avalanche SPAC Merger Sub LLC, a Delaware limited liability company (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC, a Delaware limited liability company (the “Company Merger Sub”), Avalanche Treasury Company LLC, a Delaware limited liability company (“Newco”), and Dragonfly Digital Management, LLC, a Delaware limited liability company (the “Seller”).

On October 29, 2025, Bart Smith, CEO of Pubco made the communication on below article.

Avalanche Treasury Co.: Bridging Crypto Innovation and Institutional Finance

Wed, Oct. 29, 2025 01:30PM PST

Meagen Seatter

Avalanche Treasury Co. (AVAT) represents a milestone in the maturation of blockchain-based digital assets as it transitions from speculative retail tools to mainstream institutional investment vehicles.

This newly launched investment vehicle, specifically designed to buy and hold Avalanche (AVAX) tokens, gives institutional investors a compliant way to gain exposure to Avalanche’s ecosystem growth. Its creation is emblematic of the broader financial ecosystem’s ongoing convergence with decentralized finance and blockchain innovation.

The Investing News Network (INN) spoke with CEO Bart Smith, who said AVAT’s mission is to bridge the traditional and decentralized finance sectors to provide institutional investors with more than passive exposure.

“This is a public company launching as an active, strategic partner within the Avalanche network, offering a level of integration and alignment that investors have been demanding,” he said.

Navigating institutional adoption with purpose

AVAT’s upcoming US$675 million SPAC merger with Mountain Lake Acquisition (NASDAQ:MLAC) positions it as a uniquely structured treasury dedicated to the Avalanche ecosystem.

With initial assets of nearly US$460 million and plans to acquire US$200 million more in AVAX tokens, the company aims to create a US$1 billion AVAX treasury. A Nasdaq listing is planned for early 2026.

2025 Crypto Market: Q3 Review and Forecast

This controlled, active treasury offers an alternative to passive index funds or exchange-traded funds, specifically designed for institutional clients seeking strategic participation in Avalanche’s blockchain network.

“The idea is to have a permanent capital vehicle. One of the benefits of not having to respond to creations and redemptions on a given day is that you can take a more strategic approach in what you’re doing,” said Smith.

AVAT’s differentiation lies in its regulated, transparent investment vehicle, developed under the oversight of seasoned professionals. Smith brings a wealth of experience, serving as a senior executive at Susquehanna International Group before leading AVAT, where he specialized in crypto trading and market-making across digital assets.

The advisory team also features prominent crypto pioneers such as Stani Kulechov of Aave and Jason Yanowitz of Blockworks, alongside experienced executives bringing operational and strategic expertise.

Such a combination of governance, knowledge and regulatory compliance helps mitigate the risks and opacity that have historically deterred institutional capital from crypto markets.

“I spent most of my career in what people now label traditional finance. I’ve worked in asset management and wealth management. I’ve worked on some of the largest trading desks in the world. So I think what I’ve learned over time is (that) surrounding yourself with smart people generally makes your job easier,” Smith noted.

Ecosystem growth through strategic investment

Beyond simply holding AVAX, AVAT plans to actively support ecosystem expansion.

“Between now and our business combination, I think we’re most likely just going to be kind of staking and liquid staking. I think post-business combination, the idea is to try to add diversifiers and other exposures that you wouldn’t get in a traditional passive investment,” Smith commented to INN.

“That could be owning a validator and running our own nodes, it could be running some volatility strategies using options or it could be investing equity into L1s and applications that are building on top of Avalanche.”

Through such treasury-backed infrastructure investments, Avalanche looks to deepen its network effects and catalyze sustainable adoption. This trend mirrors a larger institutional movement from companies like Strategy (NASDAQ:MSTR), which is developing a treasury strategy centered on Bitcoin accumulation, or BitMine Immersion Technologies (NYSEAMERICAN:BMNR) and firms such as Galaxy Digital (NASDAQ:GLXY), Jump Crypto and Multicoin Capital, which are introducing multibillion-dollar funds for Ether and Solana, respectively.

These treasury companies not only possess assets, but also make strategic investments to stimulate ecosystem expansion and institutional acceptance. This approach aligns with a broader industry trend of blockchain networks becoming foundational layers in the digitization of financial markets, supply chains and enterprise systems.

“I think the area that is undervalued in the success of Avalanche has been business and government adoption. Every week, there’s a story of major banks utilizing Avalanche infrastructure for their own business or stablecoin rails,” said Smith. “You had the state of Wyoming issuing a state-issued stablecoin, the California DMV digitizing over 42 million car titles, corporate sponsors with Toyota Finance, FIFA, KKR, Apollo Global Management (NYSE:APO) and JP Morgan Chase & Co. (NYSE:JPM) using it in a variety of ways within their own financial service suite.”

While crypto asset markets remain volatile, AVAT adopts a diversified approach combining staking, liquidity provision and options strategies to balance yield generation with capital preservation.

“The idea is to make sure that we’re getting the best return for our investors, but we’re not stretching for yield or stretching for some sort of outsized performance,” Smith explained to INN.

“We want to create an all-weather portfolio that’s strategic in nature, and we’re thinking of an endowment or foundation approach, where we’re taking a multi-decade approach to some of our positions.”

A microcosm of broader institutional trends

AVAT exemplifies the evolving role of blockchain and crypto assets within the global financial system. Its journey from being a Layer 1 blockchain project to building a substantial treasury vehicle with public market access reflects a notable trend toward convergence between traditional finance and emerging decentralized technologies.

This theme resonates widely, as the financial industry witnesses the democratization and institutionalization of crypto through mechanisms like SPACs, regulated investment vehicles and hybrid governance models.

Meanwhile, the tokenization of real-world assets, corporate treasury adoption and blockchain integration into enterprise processes are collectively rewriting how value is stored, transferred and grows in modern markets.

By blending seasoned financial expertise with cutting-edge blockchain development, AVAT is carving a path for sustainable institutional investment in digital assets, demonstrating how blockchain innovation and traditional capital markets can mutually reinforce to support the next chapter of digital finance.

Additional Information and Where to Find It

Pubco and Newco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Mountain Lake and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (“Business Combination”) between Mountain Lake, Pubco and Newco and concurrent private placement of Newco units (the “Private Placement”, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Mountain Lake as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Mountain Lake and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF MOUNTAIN LAKE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH MOUNTAIN LAKE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT MOUNTAIN LAKE, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Mountain Lake and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Mountain Lake Acquisition Corp., 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: (775) 204-1489.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Newco units to be issued by Newco have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

Mountain Lake, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Mountain Lake’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Mountain Lake’s securities are, or will be, contained in Mountain Lake’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Mountain Lake’s shareholders in connection with the Business Combination, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained hereto is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Mountain Lake, Newco or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to Mountain Lake, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of AVAX, AVAX’s growing prominence as a digital asset and as the foundation of a new monetary system, AVAX’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable securities exchange, the economic conditions surrounding AVAX, Pubco’s planned business strategy including Pubco’s ability to grow its shareholders’ ownership of AVAX over time, generate AVAX yield, partner with AVAX technology companies and produce and provide AVAX-related advisory and other services, Pubco’s ability to offer different areas of value creation for shareholders, direct investment of Pubco into protocols and L1s building on top of the Avalanche network, Pubco’s ability to catalyze the fusion of AVAX into finance and capital markets, Pubco’s ability to access legacy AVAX investors, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of AVAX to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for AVAX adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with AVAX and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Mountain Lake’s securities; the risk that the Business Combination may not be completed by Mountain Lake’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of Mountain Lake’s shareholders, or any of the Private Placement; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of Mountain Lake’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Pubco Class A stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of AVAX; the risk that Pubco’s stock price will be highly correlated to the price of AVAX and the price of AVAX may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding AVAX; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including AVAX-related advisory services and other AVAX-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Newco, Mountain Lake, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, Newco, or Mountain Lake filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Mountain Lake dated as of December 12, 2024 and filed by Mountain Lake with the SEC on December 13, 2024, Mountain Lake’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by Mountain Lake and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of Mountain Lake, Pubco or Newco presently know or that none of Mountain Lake, Pubco or Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of Mountain Lake, Pubco or Newco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Mountain Lake, Pubco or Newco gives any assurance that any of Mountain Lake, Newco or Pubco will achieve its expectations. The inclusion of any statement in this Communication does not constitute an admission by Mountain Lake, Pubco or Newco or any other person that the events or circumstances described in such statement are material.

5